UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2004

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

WESTERN SILVER CORPORATION
PEÑASQUITO PRE-FEASIBILITY STUDY

TABLE OF CONTENTS

SECTION **PAGE**

VOLUME I

1	**EXECUTIVE SUMMARY**		1-1
	1.1	**SUMMARY (SYNOPSIS)**	1-1
	1.2	**INTRODUCTION & TERMS OF REFERENCE**	1-3
	1.3	**DISCLAIMER**	1-4
	1.4	**PROPERTY DESCRIPTION & LOCATION**	1-4
	1.5	**ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY**	1-5
	1.6	**HISTORY**	1-6
	1.7	**GEOLOGICAL SETTING**	1-7
	1.8	**DEPOSIT TYPES AND MINERALIZATION**	1-9
	1.9	**MINERALIZATION (NOT USED)**	1-10
	1.10	**EXPLORATION**	1-10
	1.11	**DRILLING**	1-10
	1.12	**SAMPLING METHOD AND APPROACH**	1-12
	1.13	**SAMPLE PREPARATION AND ANALYSES AND SECURITY**	1-12
	1.14	**DATA VERIFICATION**	1-12
	1.15	**ADJACENT PROPERTIES**	1-12
	1.16	**MINERAL PROCESSING AND METALLURGICAL TESTING**	1-12
	1.17	**MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES**	1-14
	1.18	**OTHER RELEVANT DATA AND INFORMATION (NOT USED)**	1-16
	1.19	**INTERPRETATION AND CONCLUSIONS**	1-16
	1.20	**RECOMMENDATIONS**	1-18
	1.21	**REFERENCES**	1-19
	1.22	**DATE**	1-20
	1.23	**ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES**	1-20
	1.24	**ILLUSTRATIONS**	1-34

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TABLE OF CONTENTS

SECTION **PAGE**

VOLUME II

2 PROJECT DESCRIPTION 2-1
2.1 SCOPE AND GOAL OF STUDY 2-1
2.2 LOCATION 2-2
2.3 HISTORY 2-2
2.4 LAND POSITION AND STATUS 2-3
2.5 DEFINITION OF PRE-FEASIBILITY STUDY 2-4
3 GEOLOGY 3-1
4 MINING 4-1
4.1 PIT OPTIMIZATION AND DESIGN 4-2
4.1.1 Deposit Model 4-2
4.1.2 NSR Calculation 4-2
4.1.3 Floating Cone Runs 4-6
4.1.4 Final Pit Design 4-10
4.1.5 Pit Reserve Tabulation 4-11
4.1.6 Production Schedule 4-12
4.1.7 Phase Design 4-12
4.1.8 Mine Schedule 4-13
4.2 MINE EQUIPMENT REQUIREMENTS 4-17
4.2.1 General 4-17
4.2.2 Basic Production and Operating Parameters 4-18
4.2.3 Equipment Operating Requirements 4-25
4.3 MINE PLAN 4-48
4.4 MANPOWER 4-48
4.4.1 General 4-48
4.4.2 Salaried Staff 4-49
4.4.3 Hourly Labor 4-49
5 METALLURGY 5-1
5.1 GENERAL 5-1
5.2 RECENT AND CURRENT TESTS 5-1
5.2.1 Heavy Media Tests 5-1
5.2.2 Comminution Testing 5-2
5.2.3 Flotation Tests 5-3
5.2.4 Modal Analyses 5-5
5.3 PREVIOUS TESTS 5-6
5.3.1 Full Leach Tests 5-7
5.3.2 Lead and Zinc Flotation Tests 5-7
5.3.3 Heavy Media Testwork 5-7
5.3.4 Pyrite Flotation Tests 5-8
5.4 PLANT SAMPLING 5-8
6 PROCESS PLANT 6-1
6.1 GENERAL 6-1
6.2 PROCESS ALTERNATIVES AND SELECTION 6-1

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6.1 GENERAL 6-1
6.2 PROCESS ALTERNATIVES AND SELECTION 6-1
6.3 PROCESS CONTROL AND INSTRUMENTATION 6-2
6.4 PROCESS PLANT DESCRIPTION 6-2
6.4.1 Crushing and Ore Reclaim 6-2
6.4.2 Grinding and Classification 6-3
6.4.3 Carbon Flotation 6-5
6.4.4 Lead Rougher Flotation 6-5
6.4.5 Zinc Rougher Flotation 6-6
6.4.6 Zinc Regrind 6-7
6.4.7 Lead Concentrate Dewatering and Load-Out 6-7
6.4.8 Zinc Concentrating Dewatering and Load-out 6-8
6.4.9 Tailings Handling and Containment 6-8
6.4.10 Other Mill Services 6-9
6.5 WET SPRAY SYSTEM FOR DUST SUPPRESSION 6-9
7 INFRASTRUCTURE 7-1
7.1 SITE LAYOUT AND ANCILLARY FACILITIES 7-1
7.2 PROCESS BUILDINGS 7-3
7.3 ACCESS ROADS 7-3
7.4 POWER SUPPLY AND DESCRIPTION 7-3
7.4.1 Options to Supply Power t o Peñasquito Project 7-3
7.4.2 Project Power Distribution 7-5
7.5 WATER SUPPLY AND DISTRIBUTION 7-6
7.6 WASTEWATER DISPOSAL 7-6
7.7 TAILINGS DISPOSAL AND RECLAIM WATER 7-6
7.8 TRANSPORTATION AND SHIPPING 7-7
7.9 COMMUNICATIONS 7-7
7.10 SITE MOBILE EQUIPMENT 7-7
8 PROJECT EXECUTION PLAN 8-1
8.1 PHILOSOPHY 8-1
8.2 ENGINEERING 8-1
8.3 PROCUREMENT 8-1
8.4 CONTRACTING PHILOSOPHY 8-2
8.5 CONSTRUCTION MANAGEMENT 8-2
8.6 PROJECT SCHEDULE 8-2
8.6.1 Schedule Milestones 8-2
8.6.2 Basis of Project Schedule 8-3
8.6.3 Project Schedules 8-5
9 CAPITAL COST ESTIMATE 9-1
9.1 SUMMARY 9-1
9.2 CAPITAL COST MAJOR ASSUMPTIONS 9-1
9.3 BASIS OF CAPITAL COST ESTIMATE 9-2
9.3.1 General Condition Parameters 9-2
9.3.2 Exclusions and Boundary Conditions 9-5

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9.3.3 Direct Costs 9-5
9.3.4 Indirect Costs 9-6
9.3.5 Material Takeoff 9-8
9.4 CAPITAL COST ESTIMATE TABULATION 9-10
9.5 MINE CAPITAL 9-12
10 MINING AND PROCESSING OPERATING & MAINTENANCE COSTS 10-1
10.1 SUMMARY 10-1
10.2 PROCESS PLANT O&M COSTS 10-1
10.3 MINE O&M COSTS 10-2
10.4 GENERAL AND ADMINISTRATION COSTS 10-9
11 ECONOMIC ANALYSIS 11-1
11.1 BASIS OF EVALUATION 11-1
11.2 REVENUE CALCULATION 11-1
11.3 TAXATION 11-2
11.4 RESULTS AND COMMENT 11-2
11.5 SENSITIVITY 11-3
12 ENVIRONMENTAL AND REGULATORY AGENCY CONSIDERATIONS 12-1
12.1 PERMITS 12-1
12.1.1 Environmental 12-1
12.1.2 Construction 12-1
12.1.3 Operating and Maintenance 12-1
12.1.4 Reclamation 12-1
12.1.5 Acronyms 12-1
12.2 PERMIT MATRIX 12-2
12.3 WATER 12-3
12.3.1 Summary of Geohydrological Conditions in the Aquifer of Cedros Area 12-3
12.3.2 Path Forward for Investigation Geohydrological Conditions 12-6
12.4 ARCHAEOLOGICAL AND ECOLOGICAL 12-7
12.5 ENVIRONMENTAL IMPACT ASSESSMENT (EIA) 12-9
13 LAND ACQUISITION 13-1
13.1 MINERAL RIGHTS 13-1
13.2 SURFACE RIGHTS 13-1
13.3 EJIDOS RIGHTS 13-2

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VOLUME III

APPENDIX	DESCRIPTION
A	Drawings
	➢ 000-CV-01 Civil Site Plan
	➢ 000-CV-02 Civil Details
	➢ 000-CV-03 Civil Site Plan Soil Boring Locations
	➢ 000-EL-01 One Line Diagram Sheet 1 of 3
	➢ 000-EL-02 One Line Diagram Sheet 2 of 3
	➢ 000-EL-03 One Line Diagram Sheet 3 of 3
	➢ 000-EL-05 Electrical High Voltage One Line Power Supply Options
	➢ 000-EL-06 Electrical 115kV Powerline (Base case) Sheet 1 of 3
	➢ 000-EL-07 Electrical 115kV Powerline (Base case) Sheet 2 of 3
	➢ 000-EL-08 Electrical 115kV Powerline (Base case) Sheet 3 of 3
	➢ 000-FS-01 Primary Crushing & Ore Storage Process Flowsheet No. 1
	➢ 000-FS-02 Grinding Circuit Process Flowsheet No. 2
	➢ 000-FS-03 Lead Flotation Circuit Process Flowsheet No. 3
	➢ 000-FS-04 Zinc Flotation Circuit Process Flowsheet No. 4
	➢ 000-FS-05 Zinc Regrind Circuit Process Flowsheet No. 5
	➢ 000-FS-06 Lead Thickening and Concentrate Process Flowsheet No. 6
	➢ 000-FS-07 Zinc Thickening and Concentrate Process Flowsheet No. 7
	➢ 000-FS-08 Services Process Flowsheet
	➢ 000-FS-08 (A) Services Process Flowsheet
	➢ 000-FS-09 Services Process Flowsheet
	➢ 000-GA-01 General Arrangement Plot Plan
	➢ 000-GA-02 General Arrangement Plot Plan
	➢ 000-GA-03 General Arrangement Plot Plan
	➢ 000-GA-04 General Arrangement Plot Plan
	➢ 000-GA-05 Truck Maintenance Shop Plan and Elevations
	➢ 000-GA-06 General Arrangement Primary Crushing Are Plan
	➢ 000-GA-07 General Arrangement Primary Crushing Area Elevations/Sections
	➢ 000-GA-08 General Arrangement Site Sections
B	Equipment List, Equipment Pricing and Information
C	Metallurgical Test Reports
D	Bibliography
E	Professional Qualifications
	➢ Certificate of Qualified Person and Consent of Author
	➢ Resumés of Principal Authors
F	Photographs

VOLUME IV

APPENDIX	DESCRIPTION
G	Independent Mining Consultants, Inc. Data

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LIST OF FIGURES
(Found in Volumes I and II)

FIGURE*	DESCRIPTION
1-1	Outcrop Breccia/Azul Breccia
1-2	Project Site Plan
1-3	Project Region Plan
1-4	Ocean Ports for Shipping Concentrate
2-1	Location Map of Mine Site in Mexico
2-2	Location Map of Mine Site in Zacatecas
2-3	Regional Location Map of Mine Site
2-4	Land Status Map for the Peñasquito Project - Mupio De Mazipil, Zacatecas, Mexico
2-5	Land Status Map for the Ejidos
4-1	Floating Cone for Final Pit Design
4-2	Various Priced Cones on 1800 Bench with Mining Phases
4-3	Final Pit
4-4	Phase 1
4-5	Phase 2
4-6	Phase 3
4-7	Phase 4
4-8	Phase 5 (Final Pit)
4-9	End of Pre-Production
4-10	End of Year 1
4-11	End of Year 5
4-12	End of Year 10
4-13	EW Section 727,100 N Showing NSR Values and Pit Phase Limits
4-14	NS Section 230,100 E Showing NSR Values and Pit Phase Limits
4-15	Bench 1800 Showing NSR Values and Pit Phase Limits
4-16	Final Pit and Dumps

Figure 2-1 is the first figure in Section 2, etc.

.

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LIST OF TABLES
(Found in Volume II)

TABLE NO.*	DESCRIPTION
1-1	Summary of Drilling Activities for the Peñasquito Project Drilling
1-2	Projected Metallurgical Data
1-3	Preliminary Reserve Estimates
1-4	Mine Production Schedule
1-5	Mine Plan Basis
1-5	Mining Equipment Selection
1-6	Summary Manpower Requirements
1-7	Metal Price Comparison
1-8	Sensitivity Analysis
4-1	NSR Input Parameters
4-2	Example NSR Calculations
4-3	Floating Cone Input Parameters
4-4	Floating Cone Results
4-5	Pit Design Parameters
4-6	Chile Colorado Pit – Sulphide Reserves
4-6A	Summary of Phase Tonnages Using a $3.75 NSR Cutoff Grade
4-6B	Chile Colorado Mine Production Schedule
4-6C	Mine Production Schedule by Phase
4-7	Mine Major Equipment Fleet
4-8	Summary of Mine Material Movements
4-9	Scheduled Mine Shifts Per Year
4-10	Summary of Operating Time per Shift
4-11	Material Characteristics
4-12	Equipment Utilization and Availability
4-13	Blast Hole Drill Productivity
4-14	Penetration and Drilling Rate for Blast Hole Drill
4-15	Blast Hole Drill Requirements
4-16	Shovel Productivity
4-17	Shovel Requirements
4-18	Wheel Loader Productivity
4-19	Wheel Loader Requirements
4-20	Haul Truck Simulation Parameters
4-21	Haul Truck Speed Limits
4-22	Haul Truck Requirements
4-23	Active Work Areas for Auxiliary Equipment
4-24	Units Assigned for Auxiliary Equipment Activities
4-25	Track Dozer Requirements
4-26	Wheel Dozer Requirements
4-27	Motor Grader Requirements
4-28	Water Truck Requirements
4-29	Auxiliary Wheel Loader Requirements

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4-30	Auxiliary Haul Truck Requirements
4-31	Auxiliary Rock Drill Requirements
4-32	Auxiliary Excavator Requirements
4-33	Salaried Staff Labor Requirements
4-34	Mine Hourly Labor Requirements
5-1	Samples Used for Grinding Tests
9-1	Summary of Mine Capital Costs
9-2	Mine Equipment Capital Cost
9-3	Basis for Mine Equipment Capital Cost
10-1	Operating Cost - Mine Site Cost Summary Cost
10-2	Operating Cost – Mine Cost Summary
10-3	Operating Cost – Process Plant Cost Summary
10-4	Operating Cost – Labor Cost Summary
10-4A	Operating Cost – Labor Cost Summary General and Administrative and Environmental
10-4B	Operating Cost – Labor Cost Summary Mine Operation
10-4C	Operating Cost – Labor Cost Summary Mine Engineering & Geology
10-4D	Operating Cost – Labor Cost Summary Process Plant and Laboratory
10-5	Operating Cost – Summary of Estimated Electric Power Consumption
10-5A	Operating Cost – Crushing Plant Electric Power
10-5B	Operating Cost – Grinding Electric Power
10-5C	Operating Cost – Lead Flotation Electric Power
10-5D	Operating Cost – Lead and Zinc Thickening and Concentrate Electric Power
10-5E	Operating Cost – Ancillary Process Services Electric Power
10-5F	Operating Cost – Fresh/Fire Water System Electric Power
10-5G	Operating Cost – Mine Fuel Storage Electric Power
10-5H	Operating Cost – General Site Electric Power
10-5I	Operating Cost – Service and Utilities – Laboratory Electric Power
10-5J	Operating Cost - Service and Utilities – Process Shop Electric Power
10-5K	Operating Cost - Service and Utilities – Mine Shop and Administration Electric Power
10-6	Operating Cost – Process Reagents
10-7A	Operating Cost – Process Maintenance
10-7B	Operating Cost – Process Supplies and Services
10-8	Operating Cost – Laboratory Cost Summary
10-9	Operating Cost – Environmental Department Cost Summary
10-10	Operating Cost – General and Administrative Cost Summary
10-11A	Summary of Mine Operating Costs – Total Dollars
10-11B	Summary of Mine Operating Costs – Per total tonne
10-11C	Operating Cost for Drilling
10-11D	Operating Cost for Blasting
10-11E	Operating Cost for Loading
10-11F	Operating Cost for Hauling
10-11G	Operating Cost for Auxiliary
10-11H	Operating Cost for General Mine

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10-11I	Operating Cost for General Maintenance
10-11J	Operating Cost for Mine G & A
10-11K	Summary of Mine Parts and Consumables – Total Dollars
10-11L	Summary of Mine Parts and Consumables – Per Total Tonne
10-11M	Major Equipment Cost per Shift
10-11N	Operating Cost per Shift IR DMM2 Drill
10-11O	Operating Cost per Shift P & H 2300 Shovel
10-11P	Operating Cost per Shift Cat 994 Wheel Loader
10-11Q	Operating Cost per Shift Cat 789C Haul Truck
10-11R	Operating Cost per Shift Cat D10R Track Dozer
10-11S	Operating Cost per Shift Cat 824G Wheel Dozer
10-11T	Operating Cost per Shift Cat 16H Motor Grader
10-11U	Operating Cost per Shift Cat 769D Water Truck
10-11V	Operating Cost per Shift Cat 773E Haul Truck
10-11W	Operating Cost per Shift IR ECM 370 Drill
10-11X	Operating Cost per Shift Cat 325BL Excavator
10-11Y	Summary of Mine Labor Costs – Total Dollars
10-11Z	Summary of Mine labor Costs – Per Tonne of Total Material
11-1	Financial Sensitivity Analysis Summary
11-2	Internal Rate of Return Charts
11-3	Production Statistics and Financial Analysis
11-4	Sensitivity Analysis for Individual Metals
12-1	Permit Matrix
13-1	List of Western Silver Mining Concessions

** Table 4-2 is the second Table in Section 4, Table 9-3 is the ninth Table in Section 9, etc.*

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1

EXECUTIVE SUMMARY

            1.1       SUMMARY (SYNOPSIS)

Western Silver Corporation (Western Silver) owns 100% of the mineral rights to a large area covering approximately 39,000 hectares located in the north-eastern portion of the State of Zacatecas in northern Mexico. The portion of this area referred to as the Peñasquito property lies approximately 27 km west of the town of Concepcíon del Oro in a wide, generally flat valley covered by coarse grasses and cacti.

Investigations on this property have revealed indications of several major intrusive related zones of silver, gold, zinc and lead mineralization.  This study considers only one of those zones, the Chile Colorado zone, which has been the subject of most of the investigations to date.  All monies in this study are in US dollars.

The Chile Colorado sulphide resource has been estimated by SNC-Lavalin Engineers and Constructors at a $3.75 cut-off and has 81.2 million tonnes grading  43.4 g/t silver, 0.36 g/t gold, 0.37% lead and 0.98% Zn in the measured category,  67.5 million tonnes grading 23.4 g/t silver, 0.31 g/t gold, 0.18% lead and 0.67% zinc in the indicated category and 28.8 million tonnes in the inferred category grading 21.9 g/t silver, 0.23 g/t gold, 0.18% lead and 0.50% zinc. In accordance with guidelines, only material in the measured and indicated categories has been used in the economic evaluation of this deposit.

The proven and probable reserves for the deposit are contained within an engineered pit design based on a floating cone analysis of the resource block model using the measured and indicated sulphide resources.  The estimated reserve for the Chile Colorado deposit is 98.4 million tonnes, classified as proven and probable, above a $3.75/tonne cut-off, with an average grade of 39.65g/tonne silver, 0.36g/tonne gold, 0.34% lead and 0.93% zinc. The life-of-mine strip ratio is 2.41:1.

The plan is to develop the property as an open pit mine with an average ore production rate of 20,000 tonnes per day.  Ore will be mined using two electric shovels and a fleet of diesel haul trucks, the number will vary depending on the phase of the development.  The ore processing is generally conventional; haul trucks will deliver ore to a primary crusher, from where is will be conveyed to a SAG mill, ball mill, pebble crusher combination.  The flotation circuit will first remove carbonaceous material before floating a lead concentrate and then a zinc concentrate.  The concentrate slurries will first be thickened and then dewatered using pressure filters.  The dewatered concentrates will be stockpiled before loading onto road vehicles for transport to the smelters.

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Process water will be obtained from wells located on site and from pit dewatering. Process design will highlight water conservation.

Tailings and waste will be stored on a clay base and carefully structured to facilitate closure and reclamation.

A new power line will be constructed as part of the project from the existing substation at Concepcíon del Oro to supply electric power for the project.

Concentrate from the plant is expected to be processed both locally and overseas.  For the purpose of this study it is has been assumed that the lead concentrate sales will be sent to the Torreon smelter some 200km west of Peñasquito.  Zinc concentrate will most probably be split between Mexican and overseas markets in either Asia or Europe.  Concentrate destined for overseas markets will be trucked to the railhead at Terminal and railed from there to the appropriate port; on the west coast for Asian sales and the east coast for European sales.

Over the 13.5 year mine life it is expected that approximately 1.44 million tonnes of zinc concentrate and 509 thousand tonnes of lead concentrate will be produced, containing a total of 103 million oz of silver, 626 thousand oz of gold, 287 thousand tonnes of lead and 835 thousand tonnes of zinc.

Total capital investment in the project is estimated to be $164.4 million over the life of the mine.  The operating costs are estimated to average $5.63 per tonne of ore.  After the deduction of a 2% NSR royalty payable to Kennecott, the economic model for the project indicates an after-tax internal rate of return (IRR) of 15.3%, based on 100% equity, using metal prices of $5.50/oz silver, $350.00/oz gold, $0.30/lb lead and $0.45/lb zinc.

It is M3’s opinion that the development of the Chile Colorado deposit on its own, as envisaged in this report, offers significant economic potential.  There are opportunities to improve the economic potential with, for example, used equipment if available, improved precious metals recovery and increased reserves.  The presence of other mineralized zones in close proximity, which are being investigated at the moment, offers even further opportunities.  To date, the oxide material has been treated as waste.  This oxide material presents a strong opportunity to improve the economic viability of the project in the form of a heap leach operation as this material is known to be amenable to direct leaching.

The project should be carried forward to the full feasibility study stage to increase the level of confidence in the conclusions of this report.  The feasibility should incorporate, to the maximum extent possible, the opportunities noted in the previous paragraph.  The possibility of this being a flagship property exists.  With the recent significant improvement in all metal prices this work should proceed as

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quickly as possible and the plan to implement the design and construction of the project should similarly proceed on a fast-track basis.

            1.2       INTRODUCTION & TERMS OF REFERENCE

In July 2003 M3 Engineering and Technology Corporation completed a Scoping Study and Capital Cost Estimate for the Peñasquito Project on behalf of Western Silver Corporation.  The study was based upon a Preliminary Mineral Resource Estimate prepared by SNC-Lavalin Engineers and Constructors Inc.  The study demonstrated that the project was economically viable at the prevailing metal prices, but approximately 20% of the material in the pit at the time was categorized as inferred.

In September of 2003, Western Silver authorized M3 to commence work on a Pre-Feasibility Study for the project.  At the same time Western Silver commenced work on an in-fill drilling program on the Chile Colorado deposit with a view to upgrading the confidence level of the material in the pit to the point where it could all be reported in the measured and indicated category as required by NI 43-101.

The Pre-Feasibility Study was commissioned to further define the scope of the project, increase the confidence level and hence the accuracy of the costs and to provide a basis for determining the scope of the feasibility study and the final scope of the project.  The study will also be used as a basis for raising funds to continue work on the project.

The Pre-Feasibility Study is based on the Peñasquito Deposit – Mineral Resource Estimate for the Chile Colorado Zone, March 2004 prepared by SNC-Lavalin Engineers and Constructors Inc.  The estimate has been prepared by SNC in accordance with the requirements of NI 43-101 and has not been audited or verified in any way by M3.  Various sections of text from SNC’s estimate have been reproduced in this Executive Summary in the interest of providing a complete document.  However, the full estimate is a stand-alone document and should be read and understood as part of the Pre-Feasibility Study.

Other data and information used in the study has been collected independently by M3 and is explained in further detail in the subsequent sections.

Personnel from M3 have made visits to the site for the purpose of collecting information and gaining an understanding of the local conditions.  M3 did not undertake to witness any of the drilling, logging, assaying etc. or any of the procedures employed by the exploration team.  This is covered in SNC’s report.

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            1.3       DISCLAIMER

All metallurgy, process development, environmental program, initial groundwater investigations, archeological reviews, mine design, metals pricing, and plant design have been directed by M3 or under its direction by one of its consultants (e.g., Independent Mining Consultants).

The resource estimate has been carried out by SNC-Lavalin under direct contract of Western Silver.  For sake of completeness, M3 has referenced the SNC report herein, and in certain instances has presented highlights from such.

            1.4       PROPERTY DESCRIPTION & LOCATION

Peñasquito is situated in the western half of the Concepcíon del Oro district in the north-east corner of Zacatecas State, Mexico, approximately 200 km north-east of the city of Zacatecas, approximately 24° 45¢ N latitude / 101°30¢W longitude.  Figure 2-1 shows the general location in Mexico. The closest major town is Concepcíon del Oro which lies on Mexican highway 54, a well maintained, paved highway which links the major cities of Zacatecas (in the state of Zacatecas), approximately 250 km to the south-west with Saltillo (in the state of Coahuila), approximately 125 km to the north-east.  Figure 2-2 shows its location in the state.

Some 20km to the north-east, on the north side of Sierra el Mascaron, is the Tayahua Mine at Terminal and Concepcíon del Oro is the site of the Macocozac Mine.

M3 has not verified Western Silver’s title to the mineral rights covered by the Chile Colorado deposit, however SNC-Lavalin notes in their report that qualified Mexican attorney, Dr. Francisco Heiras Mancera, has certified that Western Silver legally owns the mineral rights and is in full compliance with its legal obligations.

Based on Western Silver’s acquisition agreement, a 2% NSR royalty is owed to Kennecott on production from Chile Colorado.

In addition to the Chile Colorado deposit, significant mineralization in known to exist in two breccia pipes, the Outcrop Breccia and the Azul Breccia, shown on Figure 1-1.  SNC-Lavalin has estimated an inferred resource for the Azul Breccia and Western Silver is completing a resource estimate for the Outcrop Breccia.  Further mineralization is known to exist in areas known as the La Palma, Chamisal and Northeast Azul targets which are also shown on Figure 1-1 but very limited information has been obtained in these latter cases.

There is no previous mine development of any form in the immediate area of Chile Colorado and as such no environmental liabilities are attached to the

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property.  All drilling pads have been cleaned and rehabilitated on an ongoing basis.

Western Silver is currently in possession of valid exploration permits for the drill work being performed in the area.  The development of a mine at this location will require additional permits from state and federal authorities.  These permits are listed in detail in Volume II of the Pre-Feasibility Study and are addressed in the EIA.

            1.5       ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The deposit occurs in a wide valley bounded to the north by the Sierra El Mascaron and the south by the Sierra Las Bocas.  Except for one small outcrop, the area is covered by up to 30 metres of alluvium.  The terrain is generally flat, rolling hills; vegetation is mostly scrub, with cactus and coarse grasses. The prevailing elevation of the property is approximately 1900 m above sea level.

A very adequate network of road and rail services exists in the region.  Road access to the site is gained west out of Concepcíon del Oro approximately 15km to the town of Mazapil and then a further 12km west from Mazapil.  The road is either paved or cobbled and well maintained to approximately 6km west of Mazapil.  After that the road is gravel but well maintained.  The Chile Colorado deposit is within 2km of this main road.  Figure 1-2 shows the project site plan.  A system of gravel roads to the east connects to Cedros and eventually to Torreon and the Torreon/Fresnillo highway.  Additionally there are two railheads close to the site, one at Terminal, located approximately 10 km to the north-east, the second at Concepcíon del Oro.  Figure 2-3 shows some of these regional features.

The State of Zacatecas is in the process of building a new road east from Mazapil to join Highway 54 south of Concepcíon del Oro.  This will eliminate the rather steep switchback sections of road just west of Concepcíon del Oro.

The climate is generally dry with precipitation being limited for the most part to a rainy season in the months of June and July.  Annual precipitation for the area is approximately 700mm, most of which falls in the rainy season.  Temperatures range between 30 deg C and 20 deg C in the summer and 15 deg C to 0 deg C in the winter.  Western Silver has maintained an automatic weather station in the area since August 2003.

Western Silver does not presently own surface rights to the land required for the project and has not yet entered into negotiations to obtain the land.  Surface rights in the area are held by one private individual and three ejidos.  Relations with these people through the exploration process have been very positive.  Capital costs include an allowance for obtaining the necessary surface rights.

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The land is generally flat with a gradual fall of 1.5 – 2% to the west.  There is adequate space for development of the process facilities and the tailings and waste areas.  The tailings disposal will be constructed as a four-sided containment area using mine waste.

Given the mining experience in the area and the high unemployment, there is expected to be an adequate pool of mining personnel available.

The national electrical utility CFE has indicated that adequate power is available for the project at the substation in Concepcíon del Oro.  A new power line will be required from there to the site.  Figure 1-3 shows the power line route used as the base case in this study.

Water will be obtained from a large aquifer in the region and from mine dewatering.  A study will be conducted to confirm the presence of adequate capacity in the aquifer.

            1.6       HISTORY

The region has a strong tradition of mining going back to the mid 1500’s when silver mining first started in the region and the city of Zacatecas was founded.  On a historical note, up until the 19th century, 20% of all silver mined in the world was reportedly yielded from the City of Zacatecas Region.

Some limited exploration of the project area had taken place previously with a short shaft and two shallow drill holes in the 1950’s.   But it was not until 1994 when Kennecott initiated a comprehensive exploration program that the size and potential of the mineralized system were recognized.

Beginning in 1994, Kennecott consolidated the land position and completed extensive geochemical, geophysical and drilling programs to evaluate the area, primarily for large tonnage porphyry copper/skarn potential.

During 1996, drilling along the southern edge of the Azul pipe resulted in the discovery of the Chile Colorado silver-lead-zinc-gold zone, which was not of interest to Kennecott on a stand-alone basis.

Western Silver acquired 100% of the Peñasquito project from Kennecott in March 1998. The acquisition was driven by the large size of the alteration-mineralization system (in excess of 9 km sq), the two large breccia pipes, the zone of probable economic Ag-Pb-Zn-Au mineralization at Chile Colorado, and numerous untested targets with potential similar to Chile Colorado. During 1998 Western Silver completed nine core holes (3,185 metres) and 13.4 line kilometres of Tensor

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CSAMT. Most of the work was focused on Chile Colorado and the adjacent Azul breccia pipe.

During the fourth quarter of 2000, Hochschild completed a 14 hole, 4,601 metre drill program, with 11 holes drilled in the Chile Colorado area.  However, they returned Peñasquito to Western Silver after spending more than $1 million on drilling and land payments. Hochschild decided not to tackle a bulk tonnage target with potentially large capital costs.

To the end of 2002 Western Silver completed a further 45 holes totalling 19,645 metres of drilling in order to advance the knowledge of this deposit and support the development of this study while continuing exploration of other targets in the area.  This work lead up to the production of the previously mentioned Preliminary Mineral Resource Estimate and Scoping Study which produced the first resource estimate and development plan for the property.

Following the completion of the Scoping Study in July 2003, an infill drilling program was delineated with a view to ensuring the mineralization at Chile Colorado could be categorized as measured and indicated.  This program comprised 17 additional holes and 6795 metres of drilling.  The work was completed between September and December of 2003.

            1.7       GEOLOGICAL SETTING

A) Regional Geology

The regional geology of the area is well understood and has been extensively mapped.  Concepcíon del Oro lies within the Mexico Geosyncline, a 2.5 km thick series of marine sediments deposited during the Jurassic and Cretaceous Periods and consisting of a 2000 metre thick sequence of carbonaceous and calcareous turbidic siltstones and interbedded sandstones underlain by a 1200 metre thick limestone sequence.

The oldest rocks in the region are the Caopas Formation, a series of complexly folded and metamorphosed marine volcanics and volcanoclastic rocks of felsic to intermediate composition with pelitic sediments.  The age of the Caopas Formation is unknown.

These rocks are unconformably overlain by the Triassic aged Huizachal Formation, a series of redbed siltstones and sandstones with interbedded red andesites. The top of the Huizachal Formation is defined by evaporate gypsum beds.

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The Huizachal Formation is unconformably overlain by a thin conglomerate unit known as the La Joya Formation.  This in turn is overlain by the Jurassic to Cretaceous aged sedimentary rocks of the Mexico Geosyncline.

The youngest rocks in the district are the late Eocene to mid Oligocene aged intrusive rocks and breccia pipes.  The intrusives tend to be of felsic to intermediate composition and generally tend to be localized along the horst and graben structural zones.

B) Local Geology

The local geology is dominated almost entirely by the rocks of the Mexico Geosyncline.  The oldest rocks in the area are the Upper Jurassic aged limestones and cherts of the Zuloaga Limestone.

These rocks are overlain by the La Caja Formation, a series of thinly bedded phosphatic cherts and silty to sandy limestones that may be fossiliferous.

The La Caja Formation is overlain by the limestones and argillaceous limestones of the Taraises Formation which in turn are overlain by the limestones of the Cupido Formation, one of the more favourable host rock units for much of the mineralization previously mined in the area.

The Cupido limestones are overlain by the cherty limestones of the La Pena Formation, deposited during the Lower Cretaceous Period.  These rocks are in turn overlain by the Cuesta del Cura limestone.

The Indidura Formation, a series of shales and calcareous siltstones and argillaceous limestones overlie the Cuesta del Cura limestone.

Upper Cretaceous Period rocks of the Carocol Formation, consisting primarily of interbedded shales and sandstones, overlie the Indidura Formation.  These rocks dominate the geology in the Peñasquito Project area and are overlain by the Tertiary aged Mazapil Conglomerate.

A large granodiorite stock is believed to underlie the entire area and the sediments described above are cut by numerous intrusive dykes, sills and stocks of intermediate to felsic composition.  The intrusives are interpreted to have been emplaced from the late Eocene to mid-Oligocene Epochs and have been dated at 30-40 million years in age.

C) Chile Colorado Geology

The Chile Colorado deposit is hosted entirely within the rocks of the Carocol Formation.  The bedding appears to be largely flat based on observations from the

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drill core where the dip of the hole generally tends to equal the core angles of the bedding.  Soft sediment textures are common throughout the sediments.

The Chile Colorado zone is localized along the southern margin of the Azul breccia pipe, which is localized at the intersection of two structural trends.

Numerous dykes, sills and stockworks crosscut the Carocol sediments following both minor faults and fracture zones.  To date, three principle directions have been identified with NS, EW and WNW directions.

            1.8       DEPOSIT TYPES AND MINERALIZATION

The Ag-Zn-Pb mineralization of the Chile Colorado deposit occurs as both veining and narrow fracture filling, which have been interpreted to represent stockworks.  Areas where the veining and fracture filling is most intense generally correspond to the areas of highest grade.

A low-grade mineralization associated with tight, fine fracture filling and disseminated mineralization, which appears to be related to sandstone beds, has also been identified.  The current geological model for the property suggests that the Ag-Zn-Pb mineralization may form elongate ore bodies radiating outward from fracture fill and veining mineralization where sandstone beds are cut by the former style of mineralization.

Historical documents note that the local mineralogy generally is dominated by sphalerite, pyrite and galena with minor amounts of argentite and tetrahedrite, chalcopyrite and pyrrhotite and rare native silver and gold. Neither pyrrhotite nor native gold has been noted in the drill core examined to date.  Polybasite has also been identified in the drill core.

Fluorite is also common where sphalerite and galena are abundant.

Sphalerite and galena with carbonate and pyrite, tend to occur as massive veins generally 1 – 30 cm in thickness.  This mineralization also occurs as fine fracture filling in very tight, narrow fractures and also as fine grained disseminated grains within the coarse grained sandstone units.  The amount of each mineral is highly variable from one fracture filling to another.

Pyrite, sphalerite and galena have also been observed as discrete crystals and accretions within sandstone units.  Pyrite also tends to be localized along carbon partings in the sedimentary beds and can also be occasionally observed in the siltstones.

Late stage carbonate and pyrite fracture filling can be observed throughout the sediments.

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In addition to the veining, fracture filling and disseminated mineralization, fine grained pyrite, galena and sphalerite have been observed within the matrix of the sedimentary and intrusive breccias.

            1.9       MINERALIZATION    (NOT USED)

            1.10      EXPLORATION

Refer to SNC-Lavalin Engineers and Constructors report “Mineral Resource Estimate for Chile Colorado Zone”, March 2004.

            1.11      DRILLING

Since 1992, the Peñasquito property has been explored by different operators during various drilling campaigns. Table 1-1 summarizes exploration drilling activities during this period in the Peñasquito project area. Exploration drilling concentrated on three areas initially: Chile Colorado, Azul Breccia and Outcrop Breccia. Other targets have been identified for exploration in recent drilling.  Drilling patterns vary for these three areas: approximately 50 x 50 metres in the Chile Colorado zone, irregular 100 x 100 m in the Azul Breccia and a larger irregular pattern in the Outcrop Zone. Presently, only Chile Colorado and Azul Breccia are drilled sufficiently to allow mineral resource estimation.

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Table 1-1  Summary of Drilling Activities for the Peñasquito Project Drilling

Campaign	Period	Drilling Type	Hole Names	Number of Drillholes	Metres of Drilling	Average Hole Length (m)
Kennecott	1995-1997	Reverse Circulation, Diamond Drilling	PN01- PN71	71	23,324.71	328.52
Western Copper	1998	Diamond Drilling	WC01-WC09	9	3,184.90	353.88
Hochschild	2000	Diamond Drilling	MHC01-MHC14	14	4,601.16	328.66
Western Copper	2002	Diamond Drilling	WC10-WC54	45	19,644.90	436.55
Western Copper	2003	Reverse Circulation	S01-S57	57	5770.55	101.24
Western Copper	2003	Diamond Drilling	WC 55 –WC100	47	20,832.90	443.25
			Totals/ Averages (Exc S01-S57)	186	77,359.12	415.91

Kennecott completed their drilling throughout the Peñasquito area; of 71 holes, 13 holes were in the Chile Colorado zone and the remaining holes scattered irregularly outside these zones. Initially Kennecott drilled vertical holes in attempt to get good geological information but after completing the first 10-12 holes the drilling switched orientation to azimuth mostly 0° or 180° and an average hole dip from 60 to 70.  The drillholes are a mixture of reverse circulation and diamond drilling with many holes drilled using both methods: the upper part utilizing reverse circulation and the deeper portion drilled with diamond drilling.

Eleven out of fourteen holes completed by Hochschild tested the Chile Colorado area.  Their length range from a minimum of 245 metres to a maximum of 452.3 metres and have an average length of 328.7 metres. Prevailing drilling orientation of Hochschild holes is azimuth of 90° (or perpendicular to this direction) and an average dip that varies between 50 and 70°.

Western Copper’s 2002 drilling activity concentrated mostly on the Chile Colorado zone where a total of 42 holes were located. The holes were drilled approximately 400 metres deep, most of them directed 90° E or 180° W with approximate dip of 60°.

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Western Silver’s 2003 drilling program included 17 new diamond drill holes in the Chile Colorado Zone of a total of 104 new holes. These holes were in-fill holes designed to delineate the zone or upgrade the previous mineral resource estimate.  All are oriented either north or south with dips ranging from 55-70 degrees.  Core recovery is reported by Western Silver to be very good, approximately 94% in oxides and 98% in sulphides.

            1.12      SAMPLING METHOD AND APPROACH

Refer to SNC-Lavalin Engineers and Constructors report “Mineral Resource Estimate for Chile Colorado Zone”, March 2004.

            1.13      SAMPLE PREPARATION AND ANALYSES AND SECURITY

Refer to SNC-Lavalin Engineers and Constructors report “Mineral Resource Estimate for Chile Colorado Zone”, March 2004.

            1.14      DATA VERIFICATION

Refer to SNC-Lavalin Engineers and Constructors report “Mineral Resource Estimate for Chile Colorado Zone”, March 2004.

            1.15      ADJACENT PROPERTIES

There are no adjacent properties from which exploration and/or mining activities would lead to better understanding of the Chile Colorado deposit.

            1.16      MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical testwork initiated since the Scoping Study was completed includes: comminution testing, flotation testing, and Heavy Media Separation testing.

The comminution testing was performed by Hazen Research Inc. and was completed on 7 samples of core taken from various locations in the potential pit.  No previous comminution testwork had been performed and therefore figures used in the Scoping Study were estimates only.  Details of the Hazen work are discussed in more detail in the Volume II, Section 5.0 of this report and in the Hazen report (Peñasquito Grindability Evaluation, Hazen Project 10075, January 19, 2004).  Both rod mill and ball mill work indices were measured.  One sample gave a significantly lower result than the others but the majority returned a higher work index than estimated in the scoping study.  The figure selected for the design of the mills, based on this testwork was 17.4 kWh/t.  This in turn has lead to the selection of the following mill sizes:

SAG mill: one mill @ 10,000kW, 10.4m x 5.2m (34' x 17')

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Ball mill: one mill @ 10,000kW, 6.7m x 11.4m (22' x 38')

Previous flotation work has been limited to some general work performed for Kennecott on a number of samples from throughout the Peñasquito area and some testing by Hochschild on high grade samples.  The latest testwork, being performed by Dawson Metallurgical Laboratories, has focused specifically on Chile Colorado ore.  The work is still in progress at this time.  Thus far testing has been performed on high grade and medium grade composites from the starter pit area.  Work is in progress on a composite from deeper in the pit and other composites will follow in order to give an overall picture of the metallurgical response of the ore in the pit.  No locked cycle tests have been performed to date.  At this stage the following tentative conclusions have been drawn:

  The ore is more finely disseminated than previously indicated.

  It contains appreciable quantities of graphite.

  Recoveries are somewhat lower than previously estimated.

  Concentrates produced are clean and of high grade.

Based on the results so far, the following metallurgical data has been used in the study:

Table 1-2  Projected Metallurgical Data

Peñasquito Silver Project
	Pb	Zn	Ag	Au
Mine Head Grades	0.34%	0.93%	39.65g/t	0.36g/t
Pb Flotation Recovery	82%	5%	75%	43%
Zn Flotation Recovery	2.3%	85%	5%	7%
Pb Cleaner Concentrate Grade	55%	8.6%	4900g/t	16.4g/t
Zn Cleaner Concentrate Grade	0.50%	55%	500g/t	2.1g/t

Attempts to improve gold recovery in the composites from the starter pit have so far proven unsuccessful but preliminary indications suggest that the recoveries may improve with depth in the pit.

In addition to the foregoing testwork, a high grade head sample from the starter pit area and a zinc scavenger tailing from the same sample were submitted for modal analysis at G&T Laboratories.  Work is in progress on other composites.  The following conclusions were drawn:

  At 83 micron the fragmentation profiles of the sulphide minerals was in the normal range for flotation processing.

  Finer grind is not recommended.

  None of the Pb or Zn containing particles observed was in the non-sulphide form.

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  The presence for graphite was confirmed.

  The potential for high grade concentrates was confirmed.

  The sphalerite is a low iron variety.

The heavy media testwork that commenced during the Scoping Study was completed at the pilot plant level in December, 2004.  Although heavy media separation of the ore was not included in the Scoping Study it was noted that it offered some potential to reduced capital and operating costs.  The most recent pilot plant has now concluded that the recoveries from this pre-concentration of ores would be too low to consider it as an option.

The process plant selected for the project is largely conventional and is described in more detail in Section 6.0 of Volume II.  The following is a simplified process description:

  Run-of-mine ore is discharged from haul trucks into the crusher pocket.

  The crusher is a single gyratory crusher.

  Crusher product is conveyed to a 20,000 tonne live capacity stockpile.

  Crushed ore from the stockpile will be reclaimed via three variable speed belt feeders located in the reclaim tunnel.

  Ore from the stockpile will be conveyed to a SAG mill / ball mill combination designed to produce an average of 20,000 tpd at 80% passing 71 micron.

  A pebble crusher in closed circuit with the SAG mill will crush pebbles to minus one half inch and return the material to the SAG mill feed conveyor.

  The slurry from the grinding circuit will first pass to a carbon pre-float circuit.

  Lead flotation consists of one bank of six rougher flotation cells followed by three cleaner flotation cells.

  The zinc flotation circuit consists of one bank of ten rougher flotation cells followed by four cleaner cells.

  Concentrate from the lead and zinc circuits will be pumped to respective thickeners followed by pressure filters.

  Concentrate filter cake from the pressure filters will be discharged to stockpiles from which the material will be reclaimed by loader and loaded onto highway trucks for transport to rail, port or smelter.

              1.17      MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Mineral Resource Estimate:

SNC-Lavalin estimated the measured and indicated mineral resources for the sulphides of the Chile Colorado deposit as of March 2004 to be as follows:

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Measured:

81.2 Mt   @   43.4 g/t Ag,   0.36 g/t Au,   0.37 % Pb,   0.98 % Zn

Indicated:

67.5 Mt   @   23.4 g/t Ag,   0.31 g/t Au,   0.18 % Pb,   0.67 % Zn

Inferred:          28.8 Mt   @   21.9 g/t Ag,   0.23 g/t Au,   0.18 % Pb,   0.50 % Zn

In addition, the sulphides in the Azul Breccia zone resulted in the inferred mineral resources of 71.2 Mt with an average grade of 31.52 g/t Ag, 0.15 g/t Au, 0.36 % Pb, 0.54 % Zn reported at the same cut-off grade of 3.75 $/t NSR.

Oxides are reported using a cut-off grade of 5.0g/t Ag, as NSR formula is not developed for oxides. They resulted in:

Measured:

14.4 Mt   @   15.0 g/t Ag,   0.13 g/t Au,   0.26 % Pb,   0.30 % Zn

Indicated:

10.5 Mt   @   15.6 g/t Ag,   0.18 g/t Au,   0.26 % Pb,   0.29 % Zn

Inferred:            4.7 Mt   @   11.6 g/t Ag,   0.11 g/t Au,   0.18 % Pb,   0.17 % Zn

In addition, the oxides in the Azul Breccia zone resulted in the inferred mineral resources of 19.2 Mt with an average grade of 12.98 g/t Ag, 0.13 g/t Au, 0.096 % Pb, 0.22 % Zn reported at the same cut-off grade of 5.0g/t Ag.

Mineral resources for Chile Colorado zone, estimated by SNC-Lavalin, were classified according to the “CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines” prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council August 20, 2000. A number of elements that represent the confidence in the geological interpretation, the database integrity, the spatial continuity of mineralization and the quality of estimation were utilized in the classification.  The process by which the resource estimate was prepared is described in more detail in SNC-Lavalin’s report.

Mineral Reserve Estimate:

The proven and probable reserves for the deposit are contained within an engineered pit design based on a floating cone analysis of the resource block model using the measured and indicated sulphide resources.  Proven and probable reserves are derived from measured and indicated resources respectively that fall within the pit boundary.  The figures obtained for metallurgical recovery, revenue and costs were combined to assign NSR figures for each sulphide block in the resource model.  At the time of this work the figures were based on preliminary investigation and hence the NSR figures used in the pit calculation as somewhat more conservative than the NSR value resulting from the project cash flow model.

Based on the calculated operating costs and an overall pit slope of approximately 44 degrees (assuming a 47 degree interramp and flattening that about 3 degrees to account for ramp design) a number of theoretical pit shell runs were calculated. The “final” pit shell was based on a $0.75/tonne mining cost, an additional 0.5-cent per bench of depth below the 1550 elevation to both ore and waste and a

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discount rate of 2% per bench or 10% per year assuming on average 5 benches are mined per year along the final wall.

The final pit was subdivided into five mining phases for the production schedule.  The sum of the measured and indicated sulfide reserve using a $3.75 NSR cutoff grade is shown in Table 1-3.

Table 1-3  Pre-Feasibility Reserve Estimate

            1.18      OTHER RELEVANT DATA AND INFORMATION   (NOT USED)

            1.19      INTERPRETATION AND CONCLUSIONS

In its “Peñasquito Scoping Study with Cost Estimate” dated July 2003, M3 identified the following seven conclusion items as needing further development.  Following the description of these Scoping Study items, M3 indicates the further development that has taken place in this Pre-Feasibility Study.

1.

“Verifications of 230 kV power line scheduled to be constructed by CFE and final negotiation of rates”

CFE (Federal agency in Mexico in charge of power) has carried out a study for M3/Western Silver.  The study indicates that the existing 115 kV line has 30 megawatts of power available to this project.  This is normally sufficient for the design criteria tonnages indicated in the study.

In addition, a new 400 kV cross-country line parallels the existing 115 kV line in the area of Concepcíon del Oro.  Should further drilling of adjacent ore bodies justify a still larger tonnage operation, a new substation would need to be established at the 400 kV line to transform 400 kV power into 115 kV power.

2.

“Further metallurgical testing to better quantify projected recoveries anticipated”.

M3 has carried out extensive metallurgical testing using the following laboratories:

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LAB

FUNCTION

Dawson Metallurgical Laboratories

Flotation

G & T

Metallurgical Services, Ltd.

Modal Analysis

Hazen Research, Inc.

Grinding

3.

“Additional drilling program with both increased drilling density and verification of outer limits of ore body i.e., finalization of resources to reserves.”

Subsequent to the publication of the scoping study, additional drilling has taken place.  The drilling program for this phase of the work is considered to be complete.

4.

“Metal Prices”.

For calculation of its Metals Prices, M3 has used an average of the past 3 years (per SEC suggested guidelines) plus future prices for the next 2 years.  This average of a five year time span has resulted in the following prices used.

Gold

$350/troy ounce

Silver

$5.50/troy ounce

Lead

$0.30/pound

Zinc

$0.45/pound

5.

“Groundwater availability and verification of rates”.

Subsequent to the publication of the scoping study, M3 met with CNA (Federal agency in Mexico that regulates water) to discuss the project.  CNA has subsequently issued a previously written report indicating the water resources in the area.

6.

“Utilization of suitable used equipment, which is not considered in this study.”

For this Pre-Feasibility Study, all financial analyses have been based on using new equipment in the project.  The potential usage of used equipment is considered to be an opportunity.

M3 notes that the major advantage of used equipment is often in the shortening of schedule rather than the reduction of costs.

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7.

“Finalization of flowsheet and equipment including such possibilities as the elimination of the tailings thickener (the latter also related to both energy and water costs)”.

Major changes to the flowsheets resulting from the recent testwork include the addition of a carbon removal circuit and significantly increased power in the grinding circuit.  Tailing thickener has been removed for this study.

In addition, M3 has developed flowsheets for water and reagents.

            1.20      RECOMMENDATIONS

1.

The results of the base case economic analysis indicate that an after-tax IRR of 15.3% can be achieved based on the scenario envisaged in this report.  The NPV is $53,900,000 at an appropriately conservative discount rate of 10%.

Significant opportunities exist in the following:

  Exploration and testing of adjacent zones/deposits.

  Processing of oxide zone material.

  Increased precious metal recoveries.  Testwork is currently in progress to identify options that may lead to increases.

  Used equipment for grinding section.

Based on the above, M3 recommends that this project be advanced to the Feasibility Study level.

2.

If the permitting process can be completed and used major equipment consigned, M3 recommends that the schedule for this project be compressed to go on line as soon as practical to take advantage of the current uptrend in metal prices.

3.

With the considerable expertise developed in the Mexico mining industry, M3 recommends the construction be by local and national contractors.  An international contractor is not needed.

4.

M3 is recommending that this project phases into a final feasibility study.  Items that would be addressed in this feasibility study include the following:

A.

Completion of Environmental Impact Assessment (EIA)

B.

Completion of permit matrix.

C.

Geotechnical investigation into pit slope stability and plant site foundation design.

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D.

Metallurgical testing for ore variability, e.g., ore at deeper levels appears to be more easily treatable and have higher potential recoveries.

E.

Groundwater Study (to be used in EIA).

F.

Additional Resource Estimation work and mine planning.

G.

Verification of availability of clay for pad liners.

H.

Quantification of economics for oxide material processing

I.

Initial exploration program for adjacent ore bodies

J.

Initial metallurgical testing for adjacent ore bodies.

K.

Final Mine Planning for ore bodies.

L.

Final decision on flowsheets and equipment sizing.

M.

Selection of the most appropriate power supply option.

N.

Update of Financial Model

            1.21      REFERENCES

The pre-feasibility study is based on the findings of others as listed below:

-

“Peñasquito Project – Mineral Resource Estimate for the Chile Colorado Zone”, date March 2004, prepared by SNC-Lavalin Engineers and Constructors Inc.

-

Dawson interim report.

-

“Peñasquito Grindability Evaluation”, dated 19 January, 2004 prepared by Hazen Research Inc.

-

“Modal Analysis of Test Products, Peñasquito Project, Mexico, M3 Engineering, KM1445”, dated 27 January, 2004, prepared by G&T Metallurgical Services Ltd.

-

“Modal Analysis of Test Products, Peñasquito Project, Mexico, M3 Engineering, KM1483”, dated 26 February, 2004, prepared by G&T Metallurgical Services Ltd.

-

“Phase II Pilot Plant Testing Program from the Peñasquito Deposit”, dated 20 January, 2004, prepared by Mountain States R&D International, Inc.

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-

“Marketing Input Into Pre-Feasibility Study For The Peñasquito Project”, dated February, 2004. Prepared by Neil S. Seldon and Associates.

            1.22      DATE

The information in this report is current as of the 31st March, 2004.

            1.23      ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

A)

Mine Operations:

The Chile Colorado mine plan will provide sulfide ore to a mill – floatation plant that will produce two concentrates for sale: a lead concentrate and a zinc concentrate.  Both concentrates will have gold and silver credits.  Table 1-4 shows the mine production schedule.  The mining rate during commercial production is 7.3 million tonnes of ore per year and nominally 21.2 million tonnes of waste per year, until the waste tonnages reduces in year 10.  The current sulfide reserve is 98.4 million tonnes with a life of mine waste to ore ratio of 2.4.  Commercial production is scheduled for 13.5 years.

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Table 1-4

Mine Production Schedule

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Table 1-5

Mine Plan Basis

Available Days per Year	d	365
Available Shifts per Day	shifts / d	2
Available Shifts per Year	shifts / yr	730
Scheduled Operating Days / Year	d	365
Scheduled Operating Shifts / Year	shifts	730

Shift Duration	hrs	12
Available Time per Shift	min	720
Lunch Breaks Duration	min	60
Blasting Delays	min	20
Shift Change/Fueling Equipment
Servicing Delays	min	25
Scheduled Operating Delays per Shift	min/shift	105
Net Scheduled Minutes per Shift	min	615
Job Efficiency (45 minutes production per schedule hour)%		75
Net Productive Operating Time per shift	min	461
Net Productive Operating Time per shift for shovels and drills (no fueling)	min	473

Ore and Waste Rock
Material - In Place Density	Kg /bcm	2,600
Swell %	%	35.0%
Swell Factor	*	0.74
Material Bulk Density	Kg /lcm	1,926
Moisture Content	%	8%

Alluvium
Material - In Place Density	Kg/bcm	2,200
Swell %	%	55.0%
Swell Factor	*	0.65
Material Bulk Density	kg / lcm	1,419
Moisture Content	%	10%

The mine plan incorporates a conventional shovel (25 cubic metre) –truck (190 tonne) open pit mining operation with the basic parameters shown on Table 1-5.

1.23.1

Equipment Selection

The mining equipment sized to accommodate the mine plan at a production rate ranging between 81,400 to 91,400 tpd of total material (assuming 350 operating days per year) over the 15.5 years of mining (2 year pre-production period and 13.5 years of commercial production) consists of medium sized primary mining equipment and a selection of matched pit / dump support and maintenance equipment.

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For the purpose of capacity and cost calculations, it has been assumed that the major mining equipment will be the equivalent of P & H 2300 XPB shovels, a Caterpillar 994G loader, IR DMM2 blasthole drills and Caterpillar 789 haul trucks. Support equipment including track dozers, rubber tire dozers, excavator, and graders are assumed to be equivalent to the Caterpillar models.

Drilling will be carried out with crawler mounted, electrically powered, 266 mm rotary blasthole drills on 10 m benches on a 6.8 by 6.8 m hole pattern drilled with 2.0 m of sub-grade.

It is assumed that blasting will be carried out primarily with conventional ANFO explosive, supplied down- the- hole by a contractor. A powder factor of 0.20 kg / tonne has been used for explosives consumption estimation.

The primary loading units will be the P&H 2300 shovels equipped with a 25 cubic meter bucket.  The Cat 994 front-end loader will be used for selective mining at ore/ waste contacts, low mining faces and in the tighter mining geometries.  The loader will also be used for general and utility work around the mine property.

The 190 tonne class haul trucks will be the primary hauling unit for ore and waste.

1.23.2

Equipment Requirements

Major mining equipment requirements have been estimated on the basis of two shifts per day, seven days per week to a total of 350 days per year (assuming 10 holidays and 5 shut down days for weather or other reasons).  The mine is scheduled to operate for a total of 700 shifts per year with four mining crews working on a 4 on and 4 off rotation.

Table 1-6 lists the mining and support equipment that has been selected, sized and evaluated for this plan.  A detailed list of mining equipment requirements by year is included in Volume II of this report, Section 4.0.  The list also includes estimated support equipment requirements.

Haul truck productivities over the life-of-mine were calculated on the basis of the fixed and variable components of the hauling cycle and travel distances to the primary crusher at the 1950 m elevation and to the waste dump.

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Table 1-6  Mining Equipment Selection*

Equipment	Initial No Reqd	Maximum No Reqd	General Specification

Wheel Loader	1	1	Cat 994G,14 cu m, Rock Bucket
Electric Shovel	1	2	P&H 2300, 25 cu m, Electric
Haul Truck	3	15	Cat 789, 105 lcu m, 187 t, End Dump
Rotary Blasthole Drill	1	3	IR DMM2, 266 mm, Electric
Auxiliary Rock Drill	1	1	IR ECM 370,
Blasthole Stemmer	1	1	Cat 416C
Rubber Tire Dozer	1	2	Cat 824G, 4.51 m blade
Track Dozer	2	2	D10 R, 10SU, 18.5 cu m, Ripper
Grader	1	1	Cat 16H, 4.9 m
Cable Reeler	1	1	Cat 966G
Backhoe / Excavator	1	1	Cat 325, 2.2 cu m, with hammer
Water Truck	1	1	Cat 769, 35,000 liter
Flat Deck Truck	1	1	10 tonne crane, 30,000 kg GVW
Service / Welder / Steam Truck	1	1	25,000 kg GVW
Fuel / Lube Truck	1	1	25,000 kg GVW, 3500 liter
Pole Truck	1	1	30,000 kg GVW
Mobile Crane	1	1	40 tonne, Rough Terrain
Crew Bus	1	2	20 man
Light Plant	2	2	Diesel Generator
Pick-Up Truck, Mine Maintenance	2	2	1/2 tonne, Crew Cab, 4 x 4, Mine Maint.
Pick-Up Truck, Supervision and Eng.	4	4	4 x 4, Mine Supervision & Engineering
Integrated Tool carrier	1	1	Cat IT-62G, Tire Service / Maintenance
Pumps	1	1	Submersible, Pit Dewatering
Engineering Computers & Software	1	1	Drafting, Plotting, Engineering
Surveying Equipment	1	1	GPS Surveying System
Mine Maintenance Computers & Software	1	1	Inventory Control, Planning

* Selection assumes fire truck and ambulance are to the account of G&A area.
* Selection assumes existence of on - site bulk diesel / gasoline fuel storage with dispensing capability to fuel and haul trucks.
* Selection provides for full field fuel service to dozers, loaders, excavator and portable generators only. Trucks refueled at tank farm.
* Selection does not include step down transformers, switchgear and cabling for pit power.
* Selection does not include mobile equipment maintenance shop equipped with small tools, power tools, welders, hoists, lube dispensing
*See Table 4-7 for ongoing equipment requirements on a year by year basis.

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1.23.3

Manpower

All personnel in the mine department will be Mexican nationals with the exception of expatriate mine and mine maintenance superintendents for the initial years of operations. (The Pre-production year and Year 1.  It is expected that based on the unemployment levels in the area and the regional experience in mining, that there will be no difficulty staffing the project.

Mine operations and mine maintenance manpower complement has been estimated based on a two 12 hour shift per day, four-on-four-off, seven day per week operation for all unit operations. Supervision, engineering personnel and the blasting crews are scheduled to work on an eight hour day, five day per week rotation.

The number of equipment operators is based on the number of operating units, not on the number of total units in the fleet.  It is assumed that some equipment operators are cross-trained on various types of equipment and can be reassigned as dictated by the daily job requirements and equipment availability.

Maintenance personnel requirements have been estimated on the basis of equipment requirements and utilization with adjustments to reflect an average mine-life ratio of about 0.8:1 mine maintenance personnel to mine operating personnel in the early years dropping to about 0.75:1 during later years of operation.

A summary life of mine manpower schedule is shown on Table 1-7.

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Table 1-7

Summary Manpower Requirements

Area	Year	-2	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14
Supervision		17	17	19	17	16	15	15	15	15	15	15	15	15	13	13	13
Mine Engineering		9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9
Mine Operations		48	64	81	86	88	91	91	94	103	106	109	77	60	58	58	59
Mine Maintenance		37	50	64	68	69	72	72	74	79	82	82	57	44	42	42	43
Total - Mining		111	140	173	180	182	187	187	192	206	212	215	158	128	122	122	124
Ratio – Maint./ Ops.		.77	.78	.79	.79	.78	.79	.79	.79	.77	.77	.75	.74	.73	.72	.72	.73

1.23.4

Mine Maintenance and Dry Facilities

A mine service complex will be provided adjacent to the plant site (Drawing 000-GA-02), that will include truck and support equipment repair and maintenance bays, a steam bay, a tire service bay and a welding bay. Fuelling facilities for haul trucks and small mobile equipment will be constructed. A mine dry which includes clean and dirty change areas, storage lockers and washroom/shower facilities will be constructed.

1.23.5

Explosive Magazines and AN Storage

Explosives supplies, office/shop facilities and AN storage facilities for mining operations will be supplied by a down-the-hole service contractor. High explosives will be stored in magazines, and AN will be stored in dispensing silos. The magazines will be fenced and located within the property boundary at least 0.5 km from the nearest mine facilities or populated areas.

Service roads connecting the magazine area, the AN storage silo, and the contractor’s office / shop facilities will be constructed by the owner. Fuel oil for blasting will be supplied by the owner.

1.23.6

Pit Power

The electrical power to operate in-pit submersible sump pumps for mine dewatering, loading shovels, and blasthole drills will be distributed from the main site substation to in-pit and pit perimeter transformers and switchgear.

1.23.7

Mine Dewatering

The groundwater inflow into the Chile Colorado pit has been assumed to be minimal for purposes of this study.  It is anticipated that groundwater inflow and pit runoff will be drained by ditches along haul roads and sumped in the pit floor for pumping out of the pit.  Simple ditches along

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pit rim perimeters will reduce the amount of surface runoff entering the pit.

Additional pumping capacity for flood control will be required for periods of intense precipitation during the wet season. A requirement for peak inflow pumping capacity has been assumed.

A mining support excavator will be available to provide ongoing road/runoff ditching and pit sump excavation capacity.

1.23.8

Engineering and Grade Control

The mine department personnel complement will include engineers, a surveyor, a geologist, a draftsman, grade control technicians, and a mine clerk that will carry out required mine engineering, surveying, geology, grade control, production planning, and production tracking tasks. The mine engineering department will be equipped with office computers, mine planning software, GPS surveying equipment, and CAD drafting stations and software. A truck dispatching system has not been included.

High grade ore, low grade ore and ore/waste contacts will be marked in the field to guide the ore loading operations to allow for selective mining with a minimum of dilution. Grade contacts will be defined with aid of sampled and assayed blasthole cuttings.

The maintenance clerk will schedule equipment maintenance, monitor repair parts inventories and track maintenance performance with the aid of maintenance scheduling software.

B)

Recoverability.

This is discussed in paragraph 1.16 above.

C)

Markets

At the time of this report no agreements have been made with any smelters and no discussions have been entered into with a view to concluding any agreements.  Not withstanding this, some smelter operators have expressed interest in entering into discussions.

Market research has been performed by a specialist consultant.  The follow is a summary of the findings:

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The markets for the lead and zinc concentrates from Peñasquito fall into two categories, smelters within Mexico and smelters overseas.  The overseas smelters are further divided into Asian and European markets.

It is assumed that all lead concentrate will be smelted in Mexico but it is possible that some will be smelted in overseas smelters.  The assumed smelter terms for the lead concentrate represent “typical” terms for the Mexican market.

It is possible that there may be a market for zinc concentrate in Mexico.  The report assumes that zinc will be split between local and overseas either Europe or Asia.  Again the smelter terms and transport charges used in the calculations in this report represent an average of the typical terms deduced from the market research.

D)

Contracts

Mining and mill operating costs as discussed later are derived from engineering estimates based on the current level of information available. They are not based on contract prices obtained from third parties.  The rates used are viewed as being within the typical range for operations of this size.

Smelting, refining and transportation costs have been provided by an independent consultant specializing in this market sector.  As noted in the previous section market contracts have not been discussed at this stage.  Again the charges are deemed to be typical.  The rates used vary slightly from the historical average but do not reflect the very low spot prices seen on the market at the moment.

Similarly the metal prices used are based on the recommendations of the marketing consultant and are consistent with long term averages and industry projections rather than the spot prices in place at the moment.  The SEC practice of using three-year trailing averages has not been employed as it is felt that this practice is unreasonable conservative based on current conditions.

The following table compares metal prices:

Table 1-8  Metal Price Comparison

	Ag	Au	Pb	Zn
Scoping Study	$5.00	$ 325	$0.23	$ 0.45
Pre-Feasibility	$5.50	$350	$0.30	$0.45
Spot prices end Feb 2004	$6.73	$400	$0.42	$0.51
3-year trailing average plus 24 month futures	$5.99	$370	$0.294	$0.443

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E)

Environmental Considerations

The preparation of a full Environmental Impact Assessment in terms of Mexican federal legislation is in progress at the moment.  The EIA is scheduled to be completed in parallel with the full feasibility study.  At present it is anticipated that the study will comprise eight volumes as follows:

-

Volume I - Environmental Impact Assessment

-

Volume II  - Risk Analysis

-

Volume III – Land Use Change

-

Volume IV – Environmental Impact Assessment, Power Line

-

Volume V – Land Use Change, Power Line

-

Volume VI – Environmental Impact Assessment, Access Road

-

Volume VII – Land Use Change, Access Road

-

Volume VIII – Aquifer Technical Study, Cedros Aquifer

A full index of the EIA is included in the main body of this pre-feasibility study.

The EIA is divided into the volumes listed above as the various sections are reviewed by different agencies. Work on the EIA is still in the preliminary stages.

Discussions have taken place with CNA, the federal agency responsibly for issuing permits for the extraction of water.  The agency has indicated that a technical study of the aquifer from which the water is to be extracted, to confirm the adequacy of the aquifer, will be required before a permit is issued.  This study will form Volume VIII of the EIA.  Preliminary enquiries suggest that the aquifer is adequate.  Proposals for the water study have been received from qualified consultants and are being evaluated at present.

Proposals have also been requested from qualified companies for the collection of baseline data on indigenous flora and fauna at the site.  Proposals have been received and are being evaluated.

A list of the permits required for the start of construction and operation of the mine has been developed.  This matrix is set out in full in Volume II of this pre-feasibility study.  In all 31 permits will be required.  The various permits on the matrix will be scheduled to ensure timely application and to track the approval process.

The project area was surveyed for possible presence of historical or cultural resources by the Institute of Anthropology and History (INAH).  No significant historical or archaeological resources were found.

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F)

Taxes

Taxes have been calculated on a project basis in accordance with published Mexican taxation legislation.  Additional details of how taxes have been applied can be found in Volume II of the pre-feasibility.  Specialist taxation advice has not been solicited at this stage.

IVA (Impuesto Valor Agregado) is a value-added sales tax at the Federal level.  This tax has not been included in the estimates.

PITEX (Programa de Importacion Temporal para Producir Articulos de Exportacion) is a federal program allowing a waiver of import duties on imported items that will exported at the end of the project.  The cost of this program has been included in the estimate.

Income tax has been applied at a rate of 32% of taxable income and employee profit sharing at the rate of 10% of other tax profit.  Of the employee profit sharing, 40% has been taken as tax deductible.

Total federal income tax paid over the life of the mine is $134,291,000

G)

Capital and Operating Costs

The total plant capital cost is estimated as follows:

Direct Costs	$ 68,805,800

Engineering & Procurement	$ 5,504,500
Home Office Services By CM/Eng	$ 1,376,100
Field Services	$ 3,440,300
Total Contracted Cost	$ 79,126,700

Commissioning and Spare Parts	$ 3,099,900
Added Owner’s Cost	$ 5,000,000
Total Contracted and Owner’s Cost	$ 87,226,600

Contingency	$ 11,869,000
TOTAL	$ 99,095,600

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Total mine equipment investment including on-going expenditure are estimated as follows over the life of the mine.

Initial Costs	$31,448,000
Sustaining Costs	$41,428,000
Sustaining Credits	$8,004,000
Total	$64,872,000

The capital cost of project has been estimated to a level of accuracy commensurate with a typical pre-feasibility study.  The estimate is estimated to be accurate at the summary level to within plus 20% and minus 15%.  A more detailed discussion of the estimates can be found in Section 9 of Volume II of this study.

The estimated process operating and maintenance costs are summarized in the following table:

Cost Area	$/tonne Ore
Manpower	0.162
Consumables	0.859
Reagents	0.7352
Power	1.391
Total	3.147

The estimated mine operating and maintenance costs have been calculated on an annual basis and are summarized as follows:

Year	$/tonne Mined
-1	0.617
1	0.622
2	0.516
3	0.577
4	0.580
5	0.609
6	0.608
7	0.618
8	0.625
9	0.664
10	0.727
11	0.843
12	0.912
13	0.958
14	1.001
LoM Avg.	0.657

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General and Administration costs over the life of the mine are estimated in accordance with prevailing costs for hard rock mines, at a cost of $0.23/tonne for the mine and mill.

H)

Economics

The smelter charges and recovery figures used in the project cash flow calculation were a result of more recent information and research than those used in the block model NSR calculation.  Hence the life-of-mine NSR value produced by the cash flow calculation differs from the NSR associated with the block model and the pit schedule.

The economic results are based on a 100% equity calculation and indicate that with an after-tax and mandated profit sharing an IRR of 15.3% can be achieved.  The corresponding after tax NPV is $245,454,934 at a zero discount and $53,900,000 at a 10% discount rate.

The life-of-mine cash cost per ounce of silver after operating costs, royalty, marketing charges and other cash costs, and using other metal credits, is $0.32.

Based on an extreme sensitivity analysis, using March 31, 2004 metal prices, an IRR of 26.4% can be achieved.

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The sensitivity of the IRR and NPV to changes in basic factors is reflected in the table below:

Table 1-9

Sensitivity Analysis					
Case	Cummulative Net Cash Flow ($MM)	NPV @7% ($MM)	NPV @10% ($MM)	Payback (Years)	IRR (%)
Base Case	$245.4	$93.2	$53.9	4.9	15.3%
Metal Price Variation					
Metal Price +20%	$424.8	$206.5	$149.8	3.0	24.5%
Metal Price +10%	$335.1	$149.8	$101.9	3.6	20.0%
Metal Price -10%	$155.6	$35.8	$5.0	6.7	10.2%
Metal Price -20%	$65.9	($24.1)	($47.0)	11.3	4.4%
Capital Cost Variation					
Capital Cost +20%	$228.8	$74.9	$35.0	5.7	13.0%
Capital Cost +10%	$237.1	$84.1	$44.6	5.3	14.1%
Capital Cost -10%	$253.6	$102.2	$63.2	4.4	16.7%
Capital Cost -20%	$261.9	$111.2	$72.4	3.9	18.3%
Operating Cost Variation					
Operating Cost +20%	$179.6	$48.9	$15.4	6.3	11.3%
Operating Cost +10%	$212.5	$71.1	$34.7	5.6	13.3%
Operating Cost -10%	$278.2	$115.1	$72.9	4.2	17.3%
Operating Cost -20%	$311.1	$137.0	$91.9	3.8	19.4%
Ore Grade Variation					
Ore Grade +20%	$379.5	$177.2	$124.8	3.3	22.1%
Ore Grade +10%	$312.4	$135.2	$89.4	3.8	18.8%
Ore Grade -10%	$178.2	$50.7	$17.9	6.2	11.6%
Ore Grade -20%	$111.0	$7.2	($19.4)	9.3	7.5%
Mill Recovery Variation					
Mill Recovery +10%	$275.8	$117.2	$75.9	3.8	17.9%
Mill Recovery -10%	$214.9	$68.7	$31.4	6.2	12.9%
Metal Price Variation	$457.3	$228.4	$168.9	2.9	26.4%
March 31, 2004 Prices

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I)

Payback

Based on the cash flow schedule in the previous section it can be seen that the payback of the initial capital investment will be realized in 4.9 years

J)

Mine Life

The proven and probable reserves identified at present, together with the selected production rate result in a mine life of 13.5 years.

            1.24      ILLUSTRATIONS

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FIGURE 1-1

OUTCROP BRECCIA/AZUL BRECCIA

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FIGURE 1-2  PROJECT SITE PLAN

DIRT HIGHWAY
ACCESS ROAD
PROCESS PLANT
TAILINGS CONTAINMENT
FUTURE POND
TOPSOIL STOCKPILE
EJIDO CERRO GORDO
EJIDO MAZAPIL
115 KV POWER LIN

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FIGURE 1-3

PROJECT REGION PLAN

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FIGURE 1-4  OCEAN PORTS FOR SHIPPING CONCENTRATE

HERMOSILLO
SEA OF CORTEZ
TOPOLOBAMPO PORT
TORREON SMELTER
PACIFIC OCEAN
PENASQUITO MINE
GULF OF MEXICO
ZACATECAS
TAMPICO PORT
VERACRUZ PORT
MANZANILLO PORT

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